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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65944

AB 4/1/06

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/1/2005 (MM/DD/YY) AND ENDING 1/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Eisner Retirement Solutions LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Third Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary P. Watson 212-891-4074
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber, Blicht, Eyerman & Herzog, LLP
(Name — if individual, state last, first, middle name)

1000 Woodbury Road, Suite 206	Woodbury	New York	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Peter Alwardt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eisner Retirement Solutions LLC, as of January 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

/ ______________________________

____

____

KALINKA PETROVA
Notary Public, State of New York
Certified in Queens County
Registration No. 01PE5014081
Commission Expires: 7/15/09

Kalinka Petrova
Notary Public

Peter Alwardt
Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNER RETIREMENT SOLUTIONS LLC

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2006

EISNER RETIREMENT SOLUTIONS LLC

TABLE OF CONTENTS

	Page Number
Independent Auditor's Report	1
Statement of Financial Condition	2
Notes to Financial Statements	3 - 4

FARBER, BLICHT, EYERMAN & HERZOG, LLP
Certified Public Accountants
1000 Woodbury Road
Suite 206
Woodbury, NY 11797
Telephone: (516) 576-7040
Facsimile: (516) 576-1232
Website: www.fbehcpa.com
E-mail: info@fbehcpa.com

INDEPENDENT AUDITOR'S REPORT

Managing Member
Eisner Retirement Solutions LLC
New York, New York

We have audited the accompanying statement of financial condition of Eisner Retirement Solutions LLC (the "Company") as of January 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Eisner Retirement Solutions LLC as of January 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Farber, Blicht, Eyerman & Herzog, LLP

Woodbury, New York
March 14, 2006

EISNER RETIREMENT SOLUTIONS LLC

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2006

ASSETS:	
Cash	$ 35,626
Prepaid expenses and other assets	11,878
Total assets	$ 47,504
LIABILITIES:	
Accounts payable and accrued expenses	$ 10,800
Due to parent	5,884
	16,684
MEMBER'S EQUITY	
Member's equity	30,820
Total liabilities and Member's equity	$ 47,504

The accompanying notes are an integral part of the financial statements.

EISNER RETIREMENT SOLUTIONS LLC

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2006

NOTE A - ORGANIZATION AND BUSINESS

Eisner Retirement Solutions LLC (the "Company"), an indirect wholly owned subsidiary of Eisner LLP ("Parent"), is a limited broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company provides certain services, such as acting as broker of record and third party record keeper to pension plans and 401k plans for which it receives commissions in the form of 12b-1 fees. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and claims exemption from SEC Rule 15c3-3 pursuant to paragraph k(2)(i).

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Cash:

Cash consists of cash held at major financial institutions.

[2] Revenue recognition:

Commission and fee income are recognized on an accrual basis when earned by the Company.

[3] Income taxes:

As a single member limited liability company, the Company does not incur any liability for federal or state income taxes since all income, deductions and credits are reportable by its member.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

EISNER RETIREMENT SOLUTIONS LLC

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2006

NOTE C - RELATED PARTY TRANSACTIONS

The Company is party to an expense sharing agreement dated November 24, 2003 with its Parent. Pursuant to the agreement, the Parent provides certain professional and administrative staff, facilities and services, which are necessary and appropriate for the conduct of the Company's business, in exchange for a fee of $5,884 per month for the year ended January 31, 2006.

In addition, for the year ended January 31, 2006, the Company incurred $22,692 of compensation expense to its Parent, which represents its allocated share of professional staff compensation.

As of January 31, 2006, the Company had a liability to its Parent in the amount of $5,884.

NOTE D - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times net capital. At January 31, 2006, the Company had net capital of $18,942 or $13,942 in excess of its required net capital of $5,000. At January 31, 2006, the ratio of aggregate indebtedness to net capital was 0.88 to 1.